Mail Stop 4561

January 23, 2006

David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

RE:	The Goldman Sachs Group, Inc.
Form 10-K for Fiscal Year Ended November 26, 2004
Filed February 8, 2005
File No. 001-14965

Dear Mr. Viniar,

	We have reviewed your letter filed on January 9, 2006 and have the following comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition
Financial Instruments, page 102

1. We note your response to comment 1 from our letter dated
December
15, 2005 that you have included legal entities like J. Aron & Co., which prior to you becoming a Consolidated Supervised Entity (CSE) in
April 2005 were not subject to direct regulation by any regulatory regime, within the scope of the AICPA Broker-Dealer Guide (the Guide). Please tell us why you believe in fiscal 2004 it was appropriate for you to apply the accounting guidance in the Guide to the activities of J. Aron & Co. and other non-regulated legal entities.

2. Please tell us whether you believe it is appropriate for legal entities that are not regulated as broker-dealers in accordance with the Securities Exchange Act of 1934 or the Commodity Exchange Act to apply the Guide. If so, explain why.

3. Please tell us whether you believe that Goldman Sachs becoming a
CSE in April 2005 caused each of your subsidiaries to be regulated as a broker-dealer.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,



Don Walker
Senior Assistant Chief Accountant

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David A. Viniar
The Goldman Sachs Group, Inc.
January 23, 2006
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